EXHIBIT 21.1

LIST OF SUBSIDIARIES
OF
FAR EAST ENERGY CORPORATION

1.	Newark Valley Oil & Gas, Inc. was incorporated in the State of Nevada.

2.	Far East Energy (BVI), Inc. was organized in the territory of the British Virgin Islands.

3.	Yunnan Huayi Eco-tech Consulting Co., Ltd. was organized in the People’s Republic of China.

4.	Far East Energy (Bermuda), Ltd. was organized in Bermuda.